UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Emergent Group Inc.

(Name of Subject Company)

Sunrise Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Universal Hospital Services, Inc.

(Parent of Offeror)

COMMON STOCK, $0.04 PAR VALUE PER SHARE

(Title of Class of Securities)

29089V–20–3

(CUSIP Number of Class of Securities)

Rex T. Clevenger

Executive Vice President and Chief Financial Officer

Universal Hospital Services, Inc.

7700 France Avenue South, Suite 275

Edina, Minnesota 55435–5228

(952) 893–3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy to:

Christopher J. Bellini

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402

(612) 340–2600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third–party tender offer subject to Rule 14d–1.

☐            issuer tender offer subject to Rule 13e–4.

☐            going-private transaction subject to Rule 13e–3.

☐            amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 2, 2011 (as subsequently amended and supplemented, the “Schedule TO”) by (i) Sunrise Merger Sub, Inc., a Nevada corporation (the “Purchaser”), and a wholly owned subsidiary of Universal Hospital Services, Inc., a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.04 per share (the “Shares”), of Emergent Group Inc., a Nevada corporation (“Emergent Group”), at a purchase price of $8.46 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

All information in the Schedule TO is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.  This Amendment No. 3 is being filed to reflect certain updates as reflected below.

The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.  All page references in this Amendment No. 3 refer to the Offer to Purchase.

Item 11. Additional Information

The subsection of Section 16 of the Offer to Purchase entitled “Stockholder Litigation” (which begins on page 48) is hereby revised and restated in its entirety to read as follows:

Stockholder Litigation  Since February 22, 2011, three putative shareholder class action complaints challenging the transactions contemplated by the Merger Agreement were filed on behalf of three separate plaintiffs (collectively, the “Plaintiffs”) in the Superior Court of the State of California in the County of Los Angeles against Emergent Group, Parent, the Purchaser and the individual members of the Emergent Group Board (collectively, the “Defendants”). The complaints allege, among other things, that the members of the Emergent Group Board breached their fiduciary duties owed to the public shareholders of Emergent Group by attempting to sell Emergent Group by means of an unfair process with preclusive deal protection devices at an unfair price of $8.46 in cash per Share and by entering into the Merger Agreement, approving the Offer and the proposed Merger, engaging in self dealing and failing to take steps to maximize the value of Emergent Group to its public shareholders. The complaints further allege that Emergent Group, Parent and the Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that certain provisions of the Merger Agreement unduly restrict Emergent Group’s ability to negotiate with rival bidders. The complaints seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the Defendants from consummating the Merger and other forms of equitable relief.  On March 10, 2011, the Plaintiffs and Defendants (collectively, the “Parties”) executed a stipulation to consolidate the three lawsuits, and on March 22, 2011, the Court ordered the consolidation of the lawsuits for all purposes, including pre-trial proceedings into Lead Case No. BC-455715 and renamed the consolidated lawsuits “In re Emergent Group Inc. Shareholder Litigation”.

On March 24, 2011, a memorandum of understanding regarding settlement of the consolidated lawsuits (the “MOU”) was agreed to by the Parties. While the Defendants deny the allegations made in the complaints, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely consummation of the Offer and the Merger. The MOU, which is filed as an exhibit to the Schedule 14D-9, describes the terms that the Parties agree to include in the final settlement agreement concerning the action (the “Settlement Agreement”), and describes the actions that the Parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.

The MOU, among other things, provides that Emergent Group will amend the Schedule 14D-9 to include certain supplemental disclosures. The MOU also provides that the Settlement Agreement will require the Parties to seek an order enjoining all proceedings in connection with the consolidated lawsuits and any additional actions alleging claims that are released pursuant to the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release by the Plaintiffs and the settlement class in favor of the Defendants and their related parties from any claims that arose pursuant to or are related to the Offer or the Merger. The Defendants have agreed that Emergent Group or its successor or their respective insurers will pay the Plaintiffs’ attorneys’ fees and expenses as are awarded by the court not to exceed $225,000, subject to court approval of the Settlement Agreement and the consummation of the Offer and the Merger.

The Defendants deny all liability with respect to the facts and claims alleged in the consolidated lawsuits, and specifically deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, the Defendants considered it desirable that the consolidated lawsuits be settled primarily to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to fully and finally resolve all of the claims that were or could have been brought in the consolidated lawsuits being settled. In addition, Emergent Group desired to provide additional information to its stockholders at a time and in a manner that would not cause any delay of the Offer or the Merger. Certain of the disclosures set forth in this Amendment to Schedule TO are also being provided as a result of the MOU. The summary of the MOU is qualified in its entirety by reference to the MOU, which is filed herewith as Exhibit (a)(5)(K).

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(K)

Memorandum of Understanding, dated March 24, 2011, between Robbins Umeda LLP, as lead counsel for Plaintiffs, and Paul, Hastings, Janofsky & Walker LLP, as counsel for Defendants Emergent Group Inc., and specially appearing Defendants Bruce J. Haber, Mark Waldron, Howard Waltman and K. Deane Read, Jr., and Dorsey & Whitney LLP, as counsel for Defendants Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sunrise Merger Sub, Inc.

By:	/s/ Gary D. Blackford
Name: Gary D. Blackford
Title: Chief Executive Officer
Dated: March 25, 2011

Universal Hospital Services, Inc.

By:	/s/ Gary D. Blackford
Name: Gary D. Blackford
Title: Chairman of the Board and Chief Executive Officer
Dated: March 25, 2011

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 2, 2011*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W—9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on March 2, 2011*

(a)(5)(A)

Press Release issued by Universal Hospital Services, Inc., issued February 7, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(B)

Email to Universal Hospital Services, Inc. employees, dated February 7, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(C)

Transcript of Pre—Recorded Message, released on February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(D)

Presentation Materials accompanying Pre—Recorded Message, dated February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(E)

Talking Points of Rex T. Clevenger used at UBS Healthcare Conference in New York, New York on February 7, 2011 (incorporated by reference to the Schedule TO—C filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(F)	Transcript of Conference Call held on February 7, 2011 (incorporated by reference to the Schedule TO—C filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(G)	Transcripts of Conference Calls held on February 8, 2011 (incorporated by reference to the Schedule TO—C filed by Universal Hospital Services, Inc. on February 8, 2011)

(a)(5)(H)	Complaint filed by Brian McManus, individually and on behalf of others similarly situated, on February 22, 2011 in the Superior Court of the State of California, County of Los Angeles*

(a)(5)(I)	Complaint filed by Bryan Lamb, individually and on behalf of others similarly situated, on February 28, 2011 in the Superior Court of the State of California, County of Los Angeles*

(a)(5)(J)	Complaint filed by Leena Dave, individually and on behalf of others similarly situated, on March 2, 2011 in the Superior Court of the State of California, County of Los Angeles*

(a)(5)(K)

Memorandum of Understanding, dated March 24, 2011, between Robbins Umeda LLP, as lead counsel for Plaintiffs, and Paul, Hastings, Janofsky & Walker LLP, as counsel for Defendants Emergent Group Inc., and specially appearing Defendants Bruce J. Haber, Mark Waldron, Howard Waltman and K. Deane Read, Jr., and Dorsey & Whitney LLP, as counsel for Defendants Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc.†

(d)(1)

Agreement and Plan of Merger, dated February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Emergent Group Inc. (incorporated by reference to Exhibit 2.1 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(2)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(3)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(4)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(5)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(6)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(7)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(8)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(9)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(10)	Non—Disclosure Agreement, dated October 26, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.*

(d)(11)	Exclusivity Agreement, dated December 22, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.*

(d)(12)	Exclusivity Agreement Extension, dated January 27, 2011, between Universal Hospital Services, Inc. and Emergent Group Inc.*

*  Previously filed with the Schedule TO.

†  Filed herewith.